SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated on December 12th, 2022 passed in accordance with the Articles of Association of the Company (the “Articles”)

The undersigned, being the all of the Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

CHANGES TO OFFICERS AND APPOINTMENT OF NEW OFFICER

IT IS NOTED THAT

1. pursuant to a resignation letter dated December 12, 2022 from Matthew James Swann to the Company, Matthew James Swann resigned as Officer of the Company with effect from the date of the resignation letter.

2. it is proposed that Vitor Guarino Olivier assumes the role of Chief Technology Officer in replacement of Matthew James Swann.

3. The Directors had received a consent to act (the “Consent to Act”) from Suzana Kubric to act as an officer of the Company in the role of Vice President of People and Culture, reporting directly to the President and Chief Operating Officer, and with oversight of People and Culture functions (the “New Officer”).

4. Subject to applicable consents, waivers and/or approvals being duly obtained, including for the avoidance of doubt, approval of the Board for those matters as set out in article 22 of the Twelfth Amended and Restated Memorandum and Articles of Association (the “Board Matters”) and approval of a majority of the Class B Ordinary Shares as set out in the article 22.3 of the Twelfth Amended and Restated Memorandum and Articles of Association (the "Class B Matters"), the Board approve and authorise the following persons to execute, approve and act by any and all documents for and on behalf of the Company as he/they may deem appropriate, expedient or necessary in the interest of the Company:

(i) Mr. Velez Osorno (acting singly, the “Sole Signing Officer”); and

(ii) any Officer (acting jointly, the “Joint Signing Officers”).

Provided that (i) at no time shall the Joint Signing Officers have authority to execute documents for and on behalf of the Company in connection with the matters specified in Schedule 1 (the “Specific Matters”); and (ii) if at any time the Board Matters are removed from the Articles, only the Sole Signing Officer shall have authority to execute documents for and on behalf of the Company in connection with the Specific Matters (together, the “Delegation Conditions”).

IT IS RESOLVED THAT:

  The resignation on the terms of the resignation letter from Matthew James Swann be and are hereby acknowledged and approved.

  The appointment of Vitor Guarino Olivier for the role of Chief Technology Officer is hereby acknowledged and approved, with effects by the date herein.

  The New Officer, having indicated its willingness to act, be and is hereby appointed as an officer of the Company, with the title of Vice President of People and Culture, with effect from the date and time as set out in the relevant Consent to Act until such time as they may resign or be removed or otherwise be disqualified in accordance with the Articles;

  The Officers of the Company and their roles, as set out below, is hereby acknowledged and approved, with effect from the date hereof:

Name	Title
David Vélez Osorno	Chief Executive Officer
Youssef Lahrech	President and Chief Operating Officer
Alexis Ceballos-Encarnacion	Chief Corporate Development Officer
Cristina Helena Zingaretti Junqueira	Chief Growth Officer
Guilherme Marques do Lago	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	Chief Risk Officer
Jagpreet Singh Duggal	Chief Product Officer
Marco Antônio Martins de Araújo Filho	Chief Legal Officer
Suzana Kubric	Vice President of People and Culture
Vitor Guarino Olivier	Chief Technology Officer

5.	Campbells Corporate Services Limited be and is hereby instructed to make the appropriate entries in the Register of Officers and to attend to the necessary filings with the Registrar of Companies to reflect the resignation of Matthew James Swann, the changes in the role of Victor Guarino Olivier and the appointment of Suzana Kubric as Vice President of People and Culture.

6.	Subject to applicable consents, waivers and/or approvals being duly obtained, including approval of the Board for any Board Matter and of the Class B holders for any Class B Matter, the Sole Signing Officer or the Joint Signing Officers be and are hereby authorised to execute, approve, act, and make changes to, any and all documents for and on behalf of the Company as he/they may in his opinion or their collective opinion (as applicable) deem appropriate, expedient or necessary in the interest of the Company, and the signature of that person or persons (as applicable) on any such document will be sufficient evidence for all purposes of the approval by the Sole Signing Officer or the Joint Signing Officers (as applicable) of any such document and the final terms thereof on behalf of the Company, subject to the Delegation Conditions

7.	Any Director or Officer of the Company (collectively, the “Authorized Officers”) be and is hereby authorised to execute and approve the Documents, subject to any amendments that the Authorized Officers feel are necessary and the signature of one of the Authorized Officers being evidence it is in final approved form;

8.	The Authorized Officers are, and each of them individually is, hereby authorized and directed to take or cause to be taken all such further actions, and to execute and approve (as a deed, where applicable) and deliver or cause to be delivered all such further instruments, agreements, documents and certificates in the name and on behalf of the Company and to incur all such fees and expenses, all as in their judgment is deemed necessary or advisable to carry into effect the foregoing resolutions and all matters contemplated thereby or ancillary thereto, and that the actions of any officer of the Company authorized by the foregoing resolutions or which would have been authorized by the foregoing resolutions except that such actions were taken or such agreements or documents executed prior to the adoption of such resolution be, and they hereby are, ratified, confirmed, approved and adopted as actions of the Company.

9.	Any Director or Officer of the Company (collectively, the “Authorized Officers”) be and is hereby authorised to execute and approve the Documents, subject to any amendments that the Authorized Officers feel are necessary and the signature of one of the Authorized Officers being evidence it is in final approved form.

10.	Any Authorised Officer be and is hereby authorised to agree and approve the form and contents of any Services Agreements, provided that no New Officer shall agree and approve the form of contents of a Services Agreement to be entered into by himself / herself.

GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director or Officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or Officer of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

________________________	___________________________
David Vélez Osorno	Anita Mary Sands
________________________	___________________________
Daniel Krepel Goldberg	Douglas Mauro Leone
________________________	___________________________
Jacqueline Dawn Reses	Luis Alberto Moreno Mejía
________________________	___________________________
Thuan Quang Pham	Rogério Paulo Calderón Peres

Schedule 1 – Specific Matters

Documents for and on behalf of the Company with respect to the following matters:

  the purchase or acquisition of any realty;
  any joint ventures or strategic alliances with third parties;
  the purchase, sale, assignment or transfer of an interest in any subsidiary of the Company;
  any related party transactions;
  the granting of any loans to any person or entity, except in the ordinary course of its business;
  financing or indebtedness involving amounts exceeding US$10,000,000.00, and not contemplated in the annual budget of the Company;
  the commencement of judicial, arbitration, or administrative proceeding in excess of US$2,000,000.00;
  the sale, lease, or disposition of assets by the Company outside the normal course of business, exceeding US$5,000,000.00 and not contemplated in the annual budget of the Company; and
  any commercial agreement outside the normal course of business, exceeding US$5,000,000.00 and not contemplated in the annual budget of the Company.

_________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  March 27, 2023